SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-13536

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☑ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

     For Period Ended: December 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:  ____________________

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: .

PART I
REGISTRANT INFORMATION

Full name of registrant  Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan

Former name if applicable  ______________________

Address of principal executive office (Street and number) 7 West Seventh Street

City, state and zip code Cincinnati, Ohio 45202

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☑ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     KPMG, LLP ("KPMG"), the independent auditor of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan (the "Plan"), has advised the Plan that KPMG is unable to issue its report on the financial statements of the Plan required to be included in the Plan's Annual Report on Form 11-K for the year ended December 31, 2003 (the "Form 11-K") prior to receiving a SAS 70 report issued by the independent auditors of the administrative service provider of the Plan. The independent auditors of the administrative service provider of the Plan have indicated their inability to issue the SAS 70 report prior to the date on which the Form 11-K is required to be filed. KPMG's report is necessary in order to properly file such financial statements as part of the Form 11-K. A letter from KPMG explaining its inability to issue its report at this time is attached hereto as Exhibit 99.1.

PART IV
OTHER INFORMATION

     (1)      Name and telephone number of person to contact in regard to this notification

Karen M. Hoguet                                    (513) 579-7000

     (Name)                                          (Area Code) (Telephone Number)

     (2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

     (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No

Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2004                                                                                          By: /s/ Karen M. Hoguet
                                                                                                                           Karen M. Hoguet
                                                                                                                           Chairman of the Pension and Profit Sharing Committee